EVENT CARDIO GROUP INC.

7694 Colony Palm Drive

Boynton Beach, Florida 33436

March 24, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Event Cardio Group, Inc.

File No. 000-52518

Preliminary Schedule 14C Information Statement

Dear Mr. Reynolds:

In connection with our response to the comment letter of the staff dated March 24, 2016, with reference to the Preliminary Schedule 14C Information Statement of Event Cardio Group, Inc. (the “Company”), the Company acknowledges and confirms to you that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/John Bentivoglio

John Bentivoglio

Chief Executive Officer and President

cc: David Link

Ronald E. Alper